EXHIBIT 4.1 - SPECIMEN OF COMMON STOCK CERTIFICATE

                                GROWTH NET, INC.

                    TOTAL AUTHORIZED ISSUE 210,000,000 SHARES

200,000,000 SHARES PAR VALUE $.001 EACH

COMMON STOCK

10,000,000 SHARES PAR VALUE $.001 EACH

PREFERRED STOCK

This is to certify that ____________________________ is the owner of ___________________________ fully paid and non-assessable shares of common stock of Growth Net, Inc. transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed. Witness, the seal of the Corporation and the signatures of it's duly authorized officers.

Dated: ________________________________




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Secretary                                  President